Exhibit 4.14

Ipsidy Inc.

780 Long Beach Boulevard

Long Beach, New York 11561

516-274-8700

April 30, 2018

Theodore Stern, Trustee

Theodore Stern Revocable Trust

220 North Bellefield Avenue, Unit 1101

Pittsburgh, PA 15213

Re:	Ipsidy Inc. (f/k/a ID Global Solutions Corporation) (the “Company”)

Mr. Stern:

Reference is hereby made to (i) that certain Securities Purchase Agreement dated February 1, 2017 between Theodore Stern, Trustee, the Theodore Stern Revocable Trust (the “Trust”), on one hand, and the Company, FIN Holdings Inc., Cards Plus Pty Ltd., ID Solutions Inc., Innovation in Motion Inc., MultiPay S.A.S., IDGS LATAM S.A.S., and IDGS S.A.S., on the other hand (the “Agreement”) and (ii) that certain Unsecured Promissory Note due January 31, 2019 in the principal amount of $3,000,000 issued to the Trust by the Company (the “Note”). All definitions not defined herein shall have the meaning as set forth in the Agreement or the Note. The parties hereby agree as follows:

1.	The first sentence of the first paragraph of the Note shall be amended and restated to extend the Maturity Date as follows:

FOR VALUE RECEIVED, IPSIDY INC. (F/K/A ID GLOBAL SOLUTIONS CORPORATION), a Delaware corporation (the “Company”), hereby promises to pay to the order of THEODORE STERN, TRUSTEE, THEODORE STERN REVOCABLE TRUST or any subsequent holder of this Note (“Holder”) the principal amount of THREE MILLION dollars ($3,000,000) on April 30, 2020 (“Maturity Date”) or earlier as hereinafter provided.

2.	Article 2, Section (a) of the Note shall be amended and restated as follows:

Prepayments and Partial Payments; Mandatory Prepayment. The Company may prepay this Note in whole or in part at anytime; provided, that any partial payment of principal must be accompanied by payment of all accrued interest to the date of prepayment. The Company is required to prepay all outstanding principal and accrued but unpaid interest on this Note upon the Company (including any of its subsidiaries) closing on financing after April 30, 2018 that, individually or collectively, generates gross proceeds equal to or in excess of $15,000,000.

3.	In consideration for entering into this letter agreement, the Company shall issue the Trust 1,500,000 shares of common stock, which shall have a cost basis equal to the closing price as of the date hereof.

Except as specifically amended by this letter agreement, the terms and conditions of the Agreement and the Note shall remain in full force and effect. The parties hereby agree that the Agreement and the Note, as amended by this Letter Agreement, constitutes the final, complete and exclusive agreement of the parties with respect to the subject matter thereof and hereof and supersedes all prior understandings and agreements relating to such subject matter. This letter agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

If the foregoing is acceptable to you, please sign this letter agreement in the space provided below and return it to the Company.

Sincerely,

Ipsidy Inc.

By:/s/ Stuart Stoller
Name: Stuart Stoller
Title: Chief Financial Officer

Agreed to and accepted as of the date set forth above:

Theodore Stern Revocable Trust

By:/s/ Theodore Stern
Name: Theodore Stern
Title: Trustee

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